CHINA FORESTRY INDUSTRY GROUP, INC.
Jun Yue Hua Ting, Building A
3rd Floor, Unit -1, #58 Xin Hua Road
Guiyang, Guizhou Province 550002
People’s Republic of China
Tel: (86) 8515520951

June 9, 2011

By EDGAR Transmission

Larry Spirgel,
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Forestry Industry Group, Inc. (f/k/a Phoenix Energy Resource Corporation)
Amendment No. 3 to Form 8-K
Filed March 11, 2011
File No. 00052843

Dear Mr. Spirgel,

This is a corrective supplement to the June 8, 2011 responses of China Forestry Industry Group, Inc., formerly, Phoenix Energy Resource Corporation (the “Company”) to comments 5 and 6 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 1, 2011.

We understand and agree that:

(a)          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)           the Company’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Competition, page 9

5.	We note your response to comment six in our letter dated February 11, 2011 including discussion of your plans to first harvest wood from your regenerative forest in 2012. Please disclose what percentage of your raw materials you anticipate obtaining from your forestry land.

Response: We have expanded our disclosure in the Amendment to clarify that we own 2,250 hectares (approximately, 22.5km2) of regenerative forest land located in Liping County, Guizhou Province, China. This land is currently being cultivated and we expect to begin harvesting raw materials from this land by late 2012. During the 2012 fourth quarter we expect to procure approximately RMB 60 million in raw materials for the production of our flooring products, approximately RMB 12 million, or 20%, of which we expect to procure from this 22.5 km2 regenerative forest land.

Division of Corporation Finance
June 9, 2011

We will also have access to raw materials from an additional 43.2 km2 of forestry land pursuant to the joint management agreements discussed in our response to comment 6 below. Due to recent droughts in southwestern China, the development of this additional forest land has been delayed to date, but we expect to commence planting during 2011, and to harvest raw materials from this land by early 2016.. We hope to ultimately develop approximately 333.5 km2 of forestry land using this joint-management approach.

6.	We note your statement that “We have entered into joint management agreements with local farmers to look after and maintain our forest land, in exchange for funding, technological guidance, young trees, fertilizers, our sale of produce from the land to third parties, and a pro rata share of such sales revenue. Sales revenues from this arrangement is usually apportioned on an 80:20 basis, with the Company receiving 80% and the local farmer receiving 20%.” Please disclose detailed information about these agreements in your management’s discussion and analysis and notes to your financial statements. You should at a minimum discuss the terms of these agreements, how you are accounting for these arrangements, how much revenue and/or expense has resulted from these arrangements, how these arrangements have affected your results of operations, and your revenue recognition policy as it relates to these agreements.

Response: We have expanded our disclosure under our management’s discussion and analysis and the notes to our financial statements in the Amendment to disclose the following information regarding these arrangements:

We will have access to raw materials from an additional 43.2 km2 of forestry land in Guizhou Province, pursuant to joint management agreements with local farmers who look after and maintain such land for a 30-year term. In exchange for caring for this forest land, we agree to provide local farmers with technological guidance, as well as with the funding to purchase young trees and fertilizers as necessary for maintaining and reforesting the land, and to cover expenses related to harvesting, transportation, taxes and other costs of sale. In addition, we are obligated to share up to a 20% pro rata share of our sales revenue from our sale of produce from the land to third parties. Due to recent droughts in southwestern China, our original tree-planting schedule on this forest land has been delayed to date, but we expect to commence planting during 2011, and to commence harvesting raw materials from this land by early 2016.

Since we have not yet planted or harvested from this forest land, only minimal costs have been incurred by, and no revenues have resulted from, these agreements. To date we have only incurred approximately RMB 80,000 ($12,139.61) in such expenses, which we have currently recorded under General and administration expenses. We expect that once this forest land starts yielding raw materials that it will gradually reduce our raw material costs commencing in early 2016. We expect that we will be able to more accurately predict our raw material costs and not be blindsided by supply interruptions outside of our control.

We plan to record 100% of the revenue generated from the sale of raw materials procured from such land upon the sale of such raw materials. Expenses related to plantation, management and harvesting, and the 20% pro-rata share of the revenue deliverable to our local partners pursuant to the agreements would be recorded as the cost of goods sold.

* * *

Division of Corporation Finance
June 9, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 8515520951 or Joseph R. Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8233.

Sincerely,

PHOENIX ENERGY RESOURCE CORPORATION

By: /s/ Yulu Bai
Yulu Bai
Chief Executive Officer

Cc: Joseph R. Tiano, Esq.
Dawn Bernd-Schulz, Esq.